Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)
(For the years ended December 31,)

	2008	2007	2006	2005	2004
Earnings:
Income before income taxes and cumulative effect of an accounting change	$207,152	$189,952	$161,317	$136,714	$100,966
Add: Fixed charges	22,081	21,969	21,699	20,233	11,988

Total Earnings, as defined	229,233	211,921	183,016	156,947	112,954

Fixed Charges
Interest Expense	9,543	9,663	9,516	8,116	308
Amortization of debt expense	1,969	1,969	1,969	1,671	—
Estimated interest portion on rental expense	10,569	10,337	10,214	10,446	11,680

Total Fixed Charges	22,081	21,969	21,699	20,233	11,988

Ratio of earnings to fixed charges	10.4	9.6	8.4	7.8	9.4